UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): April 30, 2014
ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky

(State or other jurisdiction of incorporation)

1-32532
(Commission File Number)

20-0865835
(I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On April 30, 2014, Ashland Inc. ("Ashland") announced preliminary second quarter results, which are discussed in more detail in the news release (the "News Release") attached to this Current Report on Form 8-K ("Form 8-K") as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

Item 7.01.   Regulation FD Disclosure

On April 30, 2014, Ashland will make available the News Release, a slide presentation and prepared remarks on the "Investor Center" section of Ashland's website located at http://investor.ashland.com. A copy of the slide presentation and the prepared remarks are attached to this Form 8-K as Exhibits 99.2 and 99.3, respectively, and are incorporated herein solely for purposes of this Item 7.01 disclosure.

Item 9.01.   Financial Statements and Exhibits

(d)   Exhibits

99.1   News Release dated April 30, 2014.
99.2   Slide Presentation dated April 30, 2014.
99.3   Prepared Remarks dated April 30, 2014.

In connection with the disclosure set forth in Item 2.02, the information in this Form 8-K, including the exhibits attached hereto, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of such section. The information in this Form 8-K, including the exhibits, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any incorporation by reference language in any such filing. This Form 8-K will not be deemed an admission as to the materiality of any information in this Form 8-K that is required to be disclosed solely by Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC.
(Registrant)

April 30, 2014

/s/ J. Kevin Willis

J. Kevin Willis
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated April 30, 2014.

99.2   Slide Presentation dated April 30, 2014.

99.3   Prepared Remarks dated April 30, 2014.

EXHIBIT 99.1



News Release

April 30, 2014

Ashland Inc. reports preliminary financial results for second quarter of fiscal 2014
- *Earnings from continuing operations total ($0.78) per diluted share*
- *Adjusted earnings from continuing operations total $1.53 per diluted share, which excludes $0.21 per diluted share from discontinued operations, where Ashland Water Technologies is now classified*
- *Company reports good progress on global restructuring*

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in specialty chemical solutions for consumer and industrial markets, today announced preliminary[1] financial results for the quarter ended March 31, 2014, the second quarter of its 2014 fiscal year.

Quarterly Highlights

(in millions except per-share amounts)		Quarter Ended March 31		
		2014		2013
Operating income (loss)	$	(64)	$	184
Key items*		247		12
Adjusted operating income*	$	183	$	196
Adjusted EBITDA*	$	272	$	290
Diluted earnings per share (EPS)				
From net income (loss)	$	(0.57)	$	0.66
From continuing operations	$	(0.78)	$	0.61
Key items*		2.31		0.92
Adjusted EPS from continuing operations*	$	1.53	$	1.53
Cash flows provided by operating activities from continuing operations	$	175	$	126
Free cash flow*		124		124
* See Tables 5, 6 and 7 for Ashland definitions and U.S. GAAP reconciliations.				

Ashland reported a loss from continuing operations of $61 million, or $0.78 per diluted share, on sales of $1.5 billion. These results included five key items that together reduced income from continuing operations by approximately $181 million, net of tax, or $2.31 per diluted share. Among the key items were two charges related to Ashland's global restructuring: a $70 million after-tax, non-cash charge related to pension plan remeasurements, and a $61 million after-tax charge related to cost restructuring efforts. During the quarter Ashland also incurred a $29 million after-tax, non-cash impairment charge related to the recently announced divestiture of the ASK Chemicals joint venture. Excluding the five key items, Ashland's adjusted income from continuing operations was $120 million, or $1.53 per diluted share.

For the year-ago quarter, Ashland reported income from continuing operations of $48 million, or $0.61 per diluted share, on sales of $1.5 billion. The year-ago results included five key items that together reduced income from continuing operations by approximately $74 million, net of tax, or $0.92 per diluted share. The two largest key items were related to debt refinancing. Excluding all key items, Ashland's adjusted income from continuing operations was $122 million, or $1.53 per diluted share. (Please refer to Table 5 of the accompanying financial statements for details of key items in both periods.)

As a result of the pending sale of Ashland Water Technologies, that commercial unit's results have been excluded from continuing operations. However, certain costs previously allocated to Water Technologies remain in continuing operations for all periods and are classified within Ashland's selling, general and administrative expenses. On this basis and for the remainder of this news release, financial results exclude the effect of key items in the current and prior-year quarters. Ashland's results as compared to the year-ago quarter were as follows:
- Volumes increased 3 percent;
- Sales were flat;
- Operating income decreased 7 percent to $183 million;
- Earnings before interest, taxes, depreciation and amortization (EBITDA) decreased 6 percent to $272 million; and

- EBITDA as a percent of sales decreased 110 basis points to 17.6 percent.

"Despite the year-over-year comparisons, we were encouraged by our overall performance in the second quarter, as two of our three commercial units, Ashland Performance Materials and Valvoline, posted growth in both sales and profitability," said James J. O'Brien, Ashland chairman and chief executive officer. "In addition, we saw good sequential improvement, with better-than-expected results across all three commercial units. Within Ashland Specialty Ingredients, sales rose a healthy 11 percent when compared to the December quarter thanks to growth in our core divisions, while EBITDA margin returned to the 20 percent level. Performance Materials reported strong volume gains in both adhesives and composites, as well as significantly improved performance within elastomers. Valvoline reported a record second quarter in operating income, with good growth in lubricant volumes and sales, as well as improved product mix."

Business Segment Performance
In order to aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are described below on an adjusted basis and EBITDA, or adjusted EBITDA, is reconciled to operating income in Table 7 of this news release.

Specialty Ingredients reported mixed results on a year-over-year basis. Overall volume rose 3 percent. Volumes in the consumer-focused product lines – including personal care, pharmaceutical and nutrition – increased 3 percent. This performance was driven by product innovation and higher demand in Latin America and Europe. In the industrial-focused product lines – including coatings, construction, energy and related areas – volumes remained flat year-over-year, primarily due to lower guar volumes and capacity constraints within Ashland's cellulosics manufacturing base. Sales totaled $662 million, a decline of 3 percent when compared to a year ago due to lower sales of guar and intermediates and solvents. EBITDA declined 13 percent, to $136 million, while EBITDA margin fell 240 basis points, to 20.5 percent. On a sequential basis, Specialty Ingredients' results were better than expected, with growth beginning to return to the core divisions. Volumes climbed 14 percent from the December quarter, while sales grew 11 percent and EBITDA margin rose 210 basis points.

Performance Materials turned in another solid performance, with good growth in adhesives and composites and a marked improvement within elastomers. Overall volumes rose 4 percent versus prior year while sales rose 2 percent to $380 million. The adhesives and composites divisions continued their solid performances, with adhesives volume up 9 percent and composites rising 3 percent. Adhesives' gains were driven by growing customer demand for Performance Materials' innovative product platforms, particularly within the transportation and packaging and converting markets. Composites reported another strong performance, especially in China, due to increased penetration of building and construction and transportation markets. Elastomers showed considerable improvement over prior year as both volumes and margins increased, driven primarily by raw material costs moderating. Overall EBITDA increased 30 percent to $43 million. EBITDA margin increased 250 basis points to 11.3 percent, driven by gross profit improvement. In early April, Ashland announced a definitive agreement to sell its ASK Chemicals joint venture headquartered in Hilden, Germany, for approximately €257 million. The transaction is expected to close prior to the end of September.

Ashland Consumer Markets (Valvoline) reported a record second quarter in operating income. Total lubricant volumes increased 1 percent and operating income increased 3 percent year-over-year. Same-store sales at company-owned Valvoline Instant Oil Change[SM] grew 5 percent year-over-year, driven by increased oil changes per day, average ticket price and total number of oil changes. Lubricant volume from Valvoline's International business rose 9 percent. The Do-It-Yourself (DIY) channel reported continued improvement in product mix, with premium-branded lubricant sales increasing 8 percent. Overall sales increased 2 percent versus prior year to $503 million. Valvoline's EBITDA rose 2 percent, to $90 million, and EBITDA as a percent of sales was 17.9 percent, an increase of 10 basis points versus the year-ago quarter.

Ashland announced the pending sale of Water Technologies in February. Accordingly, Water Technologies' results are now reported within discontinued operations. The results described in this paragraph reflect the business as it has been historically reported and are provided for comparative purposes only. Water Technologies' sales totaled $431 million, a 2 percent increase from prior year. Overall EBITDA increased 8 percent, to $42 million, while EBITDA as a percent of sales rose 50 basis points to 9.7 percent. As previously disclosed, Ashland expects to complete the sale of Water Technologies to Clayton, Dubilier & Rice for $1.8 billion in cash by the end of September.

Ashland's effective tax rate for the March 2014 quarter was 15.4 percent, which was lower than expected. This was driven by reserve releases for certain foreign tax audits. Excluding these, the effective tax rate would have been 21 percent. Ashland now expects its effective tax rate for the full 2014 fiscal year to be approximately 21 percent.

Global Restructuring Update
O'Brien said Ashland has made good progress in its global restructuring. To date, the company has identified approximately $200 million in annualized cost savings opportunities. Among the actions taken to date:

- Approximately 800 employees will leave the company by the end of calendar 2014 through either a voluntary severance program or job elimination.
- In addition, Ashland is continuing to develop plans for substantially reducing certain external support services and for moving a significant number of jobs to existing, lower-cost regional centers of excellence.
- Most of the company's previously centralized supply chain organization has been integrated into the commercial units.
- As of April 1, 2014, the adhesives and intermediates and solvents divisions have been realigned within Specialty Ingredients and Performance Materials.

On a run-rate basis, Ashland expects to achieve more than half of the annualized cost savings by the end of the 2014 fiscal year, and substantially all of the savings by the end of the second quarter of fiscal 2015.

"I am pleased with the progress we are making in our global restructuring, particularly as we have identified cost savings opportunities at the top end of our targeted range of $150-$200 million. We intend to take a disciplined approach not only to capturing those savings, but also to sustaining them. When complete, this restructuring should fundamentally improve Ashland's underlying cost structure, enhance our competitiveness and better position Ashland to achieve EBITDA margins consistent with the top quartile of our specialty chemicals peer group," said O'Brien.

Summary

Looking ahead to the second half of the fiscal year, O'Brien said he is optimistic about Ashland's business.

"We have more work to do in driving growth and removing costs from our businesses, but we have a clear plan in place and I am confident that we will be able to execute against it. The benefits of our global restructuring should begin to ramp up as we move through the year. At the same time, we are encouraged by some of the positive trends we are seeing within our business, particularly as we head into the second half of the year, which is our seasonally stronger period," O'Brien said.

Conference Call Webcast

Ashland will host a live webcast of its second-quarter conference call with securities analysts at 9 a.m. EDT Thursday, May 1, 2014. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures

This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland

In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit ashland.com to see the innovations we offer through our four commercial units – Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Valvoline.

- 0 -

C-ASH

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "may," "will," "should" and "intends" and the negatives of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt); the sale transactions involving Ashland Water Technologies and the ASK joint venture and the potential sale transaction involving the elastomers division (including the possibility that the transactions may not occur or that, if a transaction does occur, Ashland may not realize the anticipated benefits from such transaction); the global restructuring program (including the possibility that Ashland may not achieve the anticipated revenue and earnings growth, cost reductions, and other expected benefits from the program); and, Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law.

[1] Preliminary Results

Financial results are preliminary until Ashland's Form 10-Q for the quarter ended March 31, 2014, is filed with the SEC.

SM Service mark, Ashland or its subsidiaries, registered in various countries

FOR FURTHER INFORMATION:

Investor Relations:
Jason Thompson
+1 (859) 815-3527
jlthompson@ashland.com

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2014	**2013**	**2014**	**2013**
Sales	$ 1,545	$ 1,550	$ 2,977	$ 2,998
Cost of sales	1,168	1,124	2,216	2,176
GROSS PROFIT	377	426	761	822
Selling, general and administrative expense	370	228	605	466
Research and development expense	36	30	63	53
Equity and other income (loss)	(35)	16	(14)	29
OPERATING INCOME (LOSS)	(64)	184	79	332
Net interest and other financing expense	41	145	83	189
Net gain on divestitures	1	7	6	7
INCOME (LOSS) FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES	(104)	46	2	150
Income tax expense (benefit)	(43)	(2)	(25)	21
INCOME (LOSS) FROM CONTINUING OPERATIONS	(61)	48	27	129
Income from discontinued operations (net of income taxes) (a)	17	5	39	25
NET INCOME (LOSS)	$ (44)	$ 53	$ 66	$ 154
DILUTED EARNINGS PER SHARE				
Income (loss) from continuing operations	$ (0.78)	$ 0.61	$ 0.35	$ 1.60
Income from discontinued operations	0.21	0.05	0.49	0.32
Net income (loss)	$ (0.57)	$ 0.66	$ 0.84	$ 1.92
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	78	80	79	80
SALES				
Specialty Ingredients	$ 662	$ 682	$ 1,260	$ 1,304
Performance Materials	380	374	728	719
Consumer Markets	503	494	989	975
	$ 1,545	$ 1,550	$ 2,977	$ 2,998
OPERATING INCOME (LOSS)				
Specialty Ingredients	$ 61	$ 87	$ 106	$ 159
Performance Materials	(35)	21	(15)	35
Consumer Markets	81	79	156	145
Unallocated and other (a)	(171)	(3)	(168)	(7)
	$ (64)	$ 184	$ 79	$ 332

(a) The discontinued operations caption for each period includes the direct results of the Water Technologies business. Due to its expected sale, the direct results of the business have been presented as discontinued operations for each period presented in accordance with U.S. GAAP. Certain costs previously charged to the Water Technologies business have been included in Unallocated and other as the costs relate to indirect corporate cost allocations previously charged to this business.

Ashland Inc. and Consolidated Subsidiaries   Table 2
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

	March 31 2014		September 30 2013
ASSETS			
Current assets			
Cash and cash equivalents	$ 491	$	346
Accounts receivable	1,150		1,113
Inventories	773		758
Deferred income taxes	108		107
Other assets	121		62
Held for sale (a)	499		487
Total current assets	3,142		2,873
Noncurrent assets			
Property, plant and equipment			
Cost	4,222		4,181
Accumulated depreciation	1,756		1,674
Net property, plant and equipment	2,466		2,507
Goodwill	2,717		2,709
Intangibles	1,388		1,437
Asbestos insurance receivable	432		437
Equity and other unconsolidated investments	174		213
Other assets	533		552
Held for sale (a)	1,336		1,360
Total noncurrent assets	9,046		9,215
Total assets	$ 12,188	$	12,088
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Short-term debt	$ 401	$	308
Current portion of long-term debt	-		12
Trade and other payables	646		714
Accrued expenses and other liabilities	521		499
Held for sale (a)	186		194
Total current liabilities	1,754		1,727
Noncurrent liabilities			
Long-term debt	2,949		2,947
Employee benefit obligations	1,215		1,110
Asbestos litigation reserve	708		735
Deferred income taxes	363		369
Other liabilities	550		548
Held for sale (a)	79		99
Total noncurrent liabilities	5,864		5,808
Stockholders' equity	4,570		4,553
Total liabilities and stockholders' equity	$ 12,188	$	12,088

(a) Primarily relates to assets and liabilities of the Water Technologies business that have qualified for held for sale classification in accordance with U.S. GAAP.

Ashland Inc. and Consolidated Subsidiaries | Table 3
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2014	**2013**	**2014**	**2013**
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS				
Net income (loss)	$ (44)	$ 53	$ 66	$ 154
Income from discontinued operations (net of income taxes)	(17)	(5)	(39)	(25)
Adjustments to reconcile income from continuing operations to cash flows from operating activities				
Depreciation and amortization	95	87	183	178
Debt issuance cost amortization	3	52	7	57
Purchased in-process research and development expense	9	4	9	4
Deferred income taxes	(1)	(2)	(4)	(5)
Equity income from affiliates	(7)	(8)	(14)	(13)
Distributions from equity affiliates	-	-	6	5
Gain from sale of property and equipment	-	-	-	(1)
Stock based compensation expense	9	8	17	16
Net gain on divestitures	(1)	(7)	(6)	(7)
Impairment of equity method investment	46	-	46	-
Losses on pension plan remeasurement	105	-	105	-
Change in operating assets and liabilities (a)	(22)	(56)	(182)	(160)
Total cash provided by operating activities from continuing operations	175	126	194	203
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS				
Additions to property, plant and equipment	(51)	(54)	(96)	(94)
Proceeds from disposal of property, plant and equipment	4	1	4	3
Purchase of operations - net of cash acquired	(2)	-	(2)	-
Proceeds (uses) from sale of operations or equity investments	1	(1)	6	(2)
Total cash used by investing activities from continuing operations	(48)	(54)	(88)	(93)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS				
Proceeds from issuance of long-term debt	-	2,320	-	2,320
Repayment of long-term debt	-	(2,475)	(12)	(2,518)
Proceeds from short-term debt	87	108	93	113
Debt issuance costs	-	(36)	-	(36)
Cash dividends paid	(26)	(18)	(53)	(36)
Proceeds from exercise of stock options	-	-	1	1
Excess tax benefits related to share-based payments	3	2	6	4
Total cash provided (used) by financing activities from continuing operations	64	(99)	35	(152)
CASH PROVIDED (USED) BY CONTINUING OPERATIONS	191	(27)	141	(42)
Cash provided (used) by discontinued operations				
Operating cash flows	13	17	20	5
Investing cash flows	(9)	(12)	(15)	(21)
Effect of currency exchange rate changes on cash and cash equivalents	1	2	(1)	3
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	196	(20)	145	(55)
Cash and cash equivalents - beginning of period	295	488	346	523
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 491	$ 468	$ 491	$ 468
DEPRECIATION AND AMORTIZATION				
Specialty Ingredients	$ 66	$ 65	$ 131	$ 131
Performance Materials	19	12	33	28
Consumer Markets	9	9	17	17
Unallocated and other	1	1	2	2
	$ 95	$ 87	$ 183	$ 178
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT				
Specialty Ingredients	$ 32	$ 29	$ 63	$ 56
Performance Materials	7	11	12	15
Consumer Markets	7	7	13	12
Unallocated and other	5	7	8	11
	$ 51	$ 54	$ 96	$ 94

(a) Excludes changes resulting from operations acquired or sold.

INFORMATION BY INDUSTRY SEGMENT
(In millions - preliminary and unaudited)

| | Three months ended March 31 | | Six months ended March 31 | |
	2014	**2013**	**2014**	**2013**
SPECIALTY INGREDIENTS				
Sales per shipping day	$ 10.5	$ 10.8	$ 10.1	$ 10.4
Metric tons sold (thousands)	103.8	100.7	195.8	189.6
Gross profit as a percent of sales (a) (b)	30.2%	30.5%	29.2%	30.7%
PERFORMANCE MATERIALS				
Sales per shipping day	$ 6.0	$ 5.9	$ 5.8	$ 5.7
Metric tons sold (thousands)	136.9	131.5	264.5	256.1
Gross profit as a percent of sales (a)	13.1%	14.6%	15.0%	15.1%
CONSUMER MARKETS				
Lubricant sales (gallons)	39.6	39.2	78.2	76.4
Premium lubricants (percent of U.S. branded volumes)	37.1%	34.2%	36.4%	33.5%
Gross profit as a percent of sales (a)	32.1%	31.9%	31.6%	31.0%

(a)   Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

(b)   Gross profit for the six months ended March 31, 2013 includes a loss of $31 million related to certain commoditized guar inventories, as well as income of $22 million related to the settlement of a business interruption insurance claim. Excluding these two items, the gross profit percentage would have been 31.4%.

Ashland Inc. and Consolidated Subsidiaries   Table 5
RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS
(In millions - preliminary and unaudited)

	Three Months Ended March 31, 2014				
	Specialty Ingredients	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring	$ -	$ (20)	$ -	$ (67)	$ (87)
Impairment of ASK joint venture	-	(46)	-	-	(46)
Impairment of IPR&D assets	(9)	-	-	-	(9)
Losses on pension plan remeasurement	-	-	-	(105)	(105)
All other operating income	70	31	81	1	183
Operating income (loss)	61	(35)	81	(171)	(64)
NET INTEREST AND OTHER FINANCING EXPENSE				41	41
NET GAIN ON DIVESTITURES				1	1
INCOME TAX EXPENSE (BENEFIT)					
Key items				(80)	(80)
Discrete items				15	15
All other income tax expense				22	22
				(43)	(43)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 61	$ (35)	$ 81	$ (168)	$ (61)

	Three Months Ended March 31, 2013				
	Specialty Ingredients	Performance Materials	Consumer Markets	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring and other integration costs	$ -	$ -	$ -	$ (6)	$ (6)
Foreign tax assessment	-	-	-	(2)	(2)
Impairment of IPR&D assets	(4)	-	-	-	(4)
All other operating income	91	21	79	5	196
Operating income (loss)	87	21	79	(3)	184
NET INTEREST AND OTHER FINANCING EXPENSE					
Interest rate swaps termination charge				52	52
Accelerated debt issuance and other costs				47	47
All other interest and other financing expense				46	46
				145	145
NET GAIN ON DIVESTITURES				7	7
INCOME TAX EXPENSE (BENEFIT)					
Key items				(37)	(37)
Discrete items				1	1
All other income tax expense				34	34
				(2)	(2)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 87	$ 21	$ 79	$ (139)	$ 48

Ashland Inc. and Consolidated Subsidiaries   Table 6
RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW
(In millions - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
Free cash flow (a)	**2014**	**2013**	**2014**	**2013**
Total cash flows provided by operating activities				
from continuing operations	$ 175	$ 126	$ 194	$ 203
Adjustments:				
Additions to property, plant and equipment	(51)	(54)	(96)	(94)
Payment resulting from termination of interest rate swaps (b)	-	52	-	52
Free cash flows	$ 124	$ 124	$ 98	$ 161

(a) Free cash flow is defined as cash flows provided by operating activities less additions to property, plant and equipment and other items Ashland has deemed non operational (if applicable).

(b) Since payment was generated as a result of financing activity, this amount has been included within this calculation.

Ashland Inc. and Consolidated Subsidiaries   Table 7
RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA
(In millions - preliminary and unaudited)

		Three months ended March 31		
Adjusted EBITDA - Ashland Inc.		**2014**		**2013**
Net income (loss)	$	(44)	$	53
Income tax benefit		(43)		(2)
Net interest and other financing expense		41		145
Depreciation and amortization (a)		88		87
EBITDA		42		283
Income from discontinued operations (net of income taxes)		(17)		(5)
Operating key items (see Table 5)		247		12
Adjusted EBITDA	$	272	$	290
Adjusted EBITDA - Specialty Ingredients				
Operating income	$	61	$	87
Add:				
Depreciation and amortization		66		65
Key items (see Table 5)		9		4
Adjusted EBITDA	$	136	$	156
Adjusted EBITDA - Performance Materials				
Operating income (loss)	$	(35)	$	21
Add:				
Depreciation and amortization (a)		12		12
Key items (see Table 5)		66		-
Adjusted EBITDA	$	43	$	33
Adjusted EBITDA - Consumer Markets				
Operating income	$	81	$	79
Add:				
Depreciation and amortization		9		9
Key items (see Table 5)		-		-
Adjusted EBITDA	$	90	$	88

(a)   Depreciation and amortization excludes accelerated depreciation of $7 million for Performance Materials for the three months ended March 31, 2014, which is displayed as a key item within this table.

Exhibit 99.2

Second-Quarter Fiscal 2014 Earnings

April 30, 2014

ASHLAND®

With good chemistry great things happen.™

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "may," "will," "should" and "intends" and the negatives of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), the sale transaction involving Ashland Water Technologies and the ASK joint venture and the potential sale transaction involving the elastomers division (including the possibility that the transactions may not occur or that, if a transaction does occur, Ashland may not realize the anticipated benefits from such transaction), the global restructuring program (including the possibility that Ashland may not realize the anticipated revenue and earnings growth, cost reductions and other expected benefits from the program), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this presentation or otherwise except as required by securities or other applicable law.

Regulation G: Adjusted Results

The information presented herein regarding certain unaudited adjusted results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Ashland has included this non-GAAP information to assist in understanding the operating performance of the company and its reporting segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.

Fiscal Second Quarter 2014
Highlights[1]

- Announced pending sale of Ashland Water Technologies for $1.8 billion in cash
  - Now reported as discontinued operations in current and prior periods
- Reported EPS from continuing operations of ($0.78)
  - Adjusted EPS of $1.53, flat with prior year
    - Excludes $0.21 per share from discontinued operations
- Sales of $1.5 billion, flat with prior year
- Adjusted EBITDA of $272 million
  - Down 6% from prior year
  - Up 15% sequentially
- Significant progress made on global restructuring
  - Approximately $200 million total identified savings
  - Reserve of $87 million booked in Q2

[1] Ashland's second-quarter earnings release dated April 30, 2014, available on Ashland's website at http://investor.ashland.com, reconciles adjusted amounts to amounts reported under GAAP.

ASHLAND 3

Items Affecting Adjusted EPS

- Adjusted EPS from continuing operations — $1.53

- AWT Operating income and stranded costs — +$0.33
  - Assumes a 25% tax rate
- Lower tax rate, primarily due to AWT divestiture — -$0.08
- Discrete tax items — -$0.10
- MAP tax benefit — -$0.03

ASHLAND. 4

Fiscal Second Quarter – Continuing Operations

Key Items Affecting Income

($ in millions, except EPS) Preliminary	Operating Income				Total		
2014	Ashland Specialty Ingredients	Ashland Performance Materials	Ashland Consumer Markets	Unallocated and Other	Pretax	Aftertax	Earnings per Share
In Process R&D	$ (9)				$ (9)	$ (6)	$ (0.07)
Restructuring		$ (20)		$ (67)	(87)	(61)	(0.78)
ASK impairment		$ (46)			(46)	(29)	(0.37)
Losses on pension plan remeasurement				$ (105)	(105)	(70)	(0.89)
Tax adjustments					-	(15)	(0.20)
Total	$ (9)	$ (66)		$ (172)	$ (247)	$ (181)	$ (2.31)
2013							
In Process R&D	$ (4)				$ (4)	$ (2)	$ (0.03)
Restructuring and integration				$ (6)	(6)	(3)	(0.04)
Interest rate swaps termination					(52)	(34)	(0.43)
Accelerated debt issuance and other					(47)	(32)	(0.39)
Tax adjustments and assessments				(2)	(2)	(3)	(0.03)
Total	$ (4)	$ -		$ (8)	$ (111)	$ (74)	$ (0.92)

- Intangible amortization expense in March 2014 quarter of $22 million
  - Excluding intangible amortization, adjusted EPS would have been 22 cents higher, or $1.75

ASHLAND.

Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal Second Quarter Three months ended Mar. 31,			Three months ended Dec. 31,	
	2014	2013	Change	2013	Change
Sales	$1,545	$1,550	(0) %	$1,432	8 %
Gross profit as a percent of sales	28.1 %	27.5 %	60 bp	26.8 %	130 bp
Selling, general and admin/R&D costs	$ 263	$ 246	7 %	$ 263	- %
Operating income	$ 183	$ 196	(7) %	$ 143	28 %
Operating income as a percent of sales	11.8 %	12.6 %	(80) bp	10.0 %	180 bp
Depreciation and amortization	$ 88	$ 87	1 %	$ 88	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 272	$ 290	(6) %	$ 236	15 %
EBITDA as a percent of sales	17.6 %	18.7 %	(110) bp	16.5 %	110 bp

- Sales flat with prior year
- Strong sequential improvement in sales and EBITDA

ASHLAND

[1] Ashland's second-quarter earnings release dated April 30, 2014, available on Ashland's website at http://investor.ashland.com, reconciles adjusted amounts to amounts reported under GAAP.

6

Ashland Specialty Ingredients
Adjusted Results Summary[1]

($ in millions)
Preliminary

	Fiscal Second Quarter Three months ended Mar. 31,			Three months ended Dec. 31,	
	2014	2013	Change	2013	Change
Metric tons sold (in thousands) - Actives basis	103.8	100.7	3 %	91.2	14 %
Sales	$ 662	$ 682	(3) %	$ 599	11 %
Gross profit as a percent of sales	30.2 %	30.5 %	(30) bp	28.3 %	190 bp
Selling, general and admin./R&D costs	$ 128	$ 119	8 %	$ 125	2 %
Operating income	$ 70	$ 91	(23) %	$ 45	56 %
Operating income as a percent of sales	10.6 %	13.3 %	(270) bp	7.5 %	310 bp
Depreciation and amortization	$ 66	$ 65	2 %	$ 65	2 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 136	$ 156	(13) %	$ 110	24 %
EBITDA as a percent of sales	20.5 %	22.9 %	(240) bp	18.4 %	210 bp

- Volume up 3% versus prior year; up 14% sequentially
- EBITDA margin of 20.5%
  - Up 210 basis points from December quarter

[1] Ashland's second-quarter earnings release dated April 30, 2014, available on Ashland's website at http://investor.ashland.com, reconciles adjusted amounts to amounts reported under GAAP.

ASHLAND.

7

Ashland Performance Materials
Adjusted Results Summary[1]

($ in millions)
Preliminary

	Fiscal Second Quarter Three months ended Mar. 31,			Three months ended Dec. 31,	
	2014	2013	Change	2013	Change
Metric tons sold (in thousands)	136.9	131.5	4 %	127.6	7 %
Sales	$ 380	$ 374	2 %	$ 347	10 %
Gross profit as a percent of sales	18.3 %	14.6 %	370 bp	17.3 %	100 bp
Selling, general and admin./R&D costs	$ 45	$ 41	10 %	$ 46	(2) %
Operating income	$ 31	$ 21	48 %	$ 20	55 %
Operating income as a percent of sales	8.2 %	5.6 %	260 bp	5.8 %	240 bp
Depreciation and amortization	$ 12	$ 12	- %	$ 14	(14) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 43	$ 33	30 %	$ 34	26 %
EBITDA as a percent of sales	11.3 %	8.8 %	250 bp	9.8 %	150 bp

- Strong volume gains in both adhesives and composites and improved performance from elastomers
- GP% increase due to core volumes and margin, elastomers improvement

[1] Ashland's second-quarter earnings release dated April 30, 2014, available on Ashland's website at http://investor.ashland.com, reconciles adjusted amounts to amounts reported under GAAP.

ASHLAND.

8

Ashland Consumer Markets (Valvoline)
Results Summary[1]

($ in millions)
Preliminary

	Fiscal Second Quarter Three months ended Mar. 31,			Three months ended Dec. 31,	
	2014	2013	Change	2013	Change
Lubricant gallons (in millions)	39.6	39.2	1 %	38.6	3 %
Sales	$ 503	$ 494	2 %	$ 486	3 %
Gross profit as a percent of sales	32.1 %	31.9 %	20 bp	31.2 %	90 bp
Selling, general and admin./R&D costs	$ 86	$ 85	1 %	$ 89	(3) %
Operating income	$ 81	$ 79	3 %	$ 75	8 %
Operating income as a percent of sales	16.1 %	16.0 %	10 bp	15.4 %	70 bp
Depreciation and amortization	$ 9	$ 9	- %	$ 8	13 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 90	$ 88	2 %	$ 83	8 %
EBITDA as a percent of sales	17.9 %	17.8 %	10 bp	17.1 %	80 bp

- Record second quarter in operating income
- Margin improvement versus prior year due to mix and lower input costs

ASHLAND.

9

[1] Ashland's second-quarter earnings release dated April 30, 2014, available on Ashland's website at http://investor.ashland.com, reconciles adjusted amounts to amounts reported under GAAP.

Ashland Water Technologies Divestiture Update

- Expect to close by end of fiscal year
  - Subject to regulatory approvals and customary closing conditions
- Transition Services Agreement (TSA) being finalized
- Total stranded costs from divestiture are roughly $75 million
  - Will be removed as part of the global restructuring program

ASHLAND.

Ashland Water Technologies
Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal Second Quarter Three months ended Mar. 31,			Three months ended Dec. 31,	
	2014	2013	Change	2013	Change
Sales	$ 431	$ 424	2 %	$ 436	(1) %
Gross profit as a percent of sales	33.6 %	33.3 %	30 bp	34.4 %	(80) bp
Selling, general and admin/R&D costs	$ 123	$ 122	1 %	$ 125	(2) %
Operating income	$ 24	$ 21	14 %	$ 27	(11) %
Operating income as a percent of sales	5.6 %	5.0 %	60 bp	6.2 %	(60) bp
Depreciation and amortization	$ 18	$ 18	- %	$ 18	- %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 42	$ 39	8 %	$ 45	(7) %
EBITDA as a percent of sales	9.7 %	9.2 %	50 bp	10.3 %	(60) bp

- Results reflect AWT business as historically reported and are provided for comparative purposes only

ASHLAND.

[1] Ashland's second-quarter earnings release dated April 30, 2014, available on Ashland's website at http://investor.ashland.com, reconciles adjusted amounts to amounts reported under GAAP.

Accounting Effects of AWT Divestiture


24
7
(17)
(4)
9
(2)
17
AWT Op Inc from Summary Results Slide
AWT Related D&A
AWT Related Pension Costs
AWT Divestiture Related Costs
Stranded Costs
Taxes
Income Reported in Discontinued Operations

- Ashland Water Technologies contributes $17 million to discontinued operations

ASHLAND.
12

Fiscal Second Quarter 2014
Corporate Items

- Capital Expenditures of $51 million
  - Full year forecast reduced to $245 million
- Effective tax rate of 15.4%
  - Expected full year rate now at 21%
- Trade Working Capital[1] remains ahead of target
  - 17.6% versus target of 17.7%
- Free cash flow[2] generation of $124 million
  - Including AWT related transaction costs, FY14 FCF estimate of $450-$475 million
    - Includes AWT cash for full year
  - On continuing operations basis, full year free cash flow estimate of $275-$300 million
    - Excludes $40-$50 million of restructuring cash costs, but includes $75 million of stranded costs

[1] Trade Working Capital defined as accounts receivables plus inventories minus trade accounts payables; calculated on a 13 month rolling basis.
[2] Definition of free cash flow: operating cash less capital expenditures and other items Ashland has deemed non-operational.

ASHLAND

13

Global Restructuring Program Update

- Approximately $200 million of cost reductions identified
  - Expect to achieve more than half of run-rate savings by end of FY14
  - Book costs: $140-$160 million, Cash costs: $120-$140 million
- Accomplishments to date:
  - Identified approximately 800 job eliminations by end of calendar 2014
  - Integrated most of the supply chain into the commercial units
  - Moved adhesives into ASI and intermediates & solvents into Performance Materials
- Near-term objectives:
  - Analysis to continue for future office consolidation
  - Movement of positions to low-cost regional centers of excellence

Efficient operating model to drive growth and improved financial performance

Cost Savings Plan

Estimated Global Restructuring Benefits

($ in millions)

Adjusted EBITDA:	Target: Annual Benefit	Target: Date to Achieve
Ashland Specialty Ingredients	$ 75	Q215
Ashland Performance Materials	20	Q115
Ashland Consumer Markets (Valvoline)	30	Q115
Corporate/Stranded Costs	75	Q415
Total	$ 200	Q216

- Identified ~$200 million in cost reductions
- Expect more than half to be in place by end of FY14
- Substantially all expected to be captured by Q2 FY15
  - Remainder by early FY16

- Excluding AWT, cost savings should lead to SG&A % of sales at ~15%
- Strict cost control to remain at this level
  - Optimize operating leverage

Expected Impact to SG&A from Cost Savings

($ in millions)

		SG&A	Sales	SG&A % of Sales
	2013	1,466	7,813	19%
Less:	Ashland Water Technologies	-495	-1,726	
Add:	Stranded Costs from AWT	75		
	Ashland excl. AWT	1,046	6,087	17%
Add:	$60MM for merit/IC	60		
	New Baseline	1,106	6,087	18%
Less:	Cost Savings	-200		
	Adjusted 2013	906	6,087	~15%

ASHLAND.

15

Margin Profile Expectations

Operating Segment	TTM Adjusted EBITDA %	Expected Margin Expansion From: Cost Savings (in bps)	Performance (in bps)	Performance Drivers	Normalized EBITDA %
Specialty Ingredients	20.3%	275 - 300	175 - 250	Growth through new technology focused on regional needs; enhanced customer service leading to improved value	25 - 27 %
Performance Materials	9.1%	100 - 125	0 - 25	New application development leading to volume growth; mix improvement; efficient use and optimization of assets; offset by I&S headwind	8 - 11 %
Valvoline	17.0%	125 - 150	50 - 100	Continued volume increases in target high-growth international markets; additions to VIOC store count; continued mix upgrade	18 - 19 %

Cost savings and improved execution should lead to ~20% EBITDA margin



Appendix A:
EBITDA Bridges



Ashland Q2 FY 2013 vs. Q2 FY 2014

Adjusted EBITDA Bridge

($ millions)
Preliminary

Q2 2013	Volume/Mix	Margin	SG&A Expenses	Currency Translation	Other	Q2 2014
290	4	6	(24)	0	(4)	272

- Stronger volumes and improved margins contributed $10 million to EBITDA

- Higher SG&A costs were a $24 million headwind

ASHLAND 18

Adjusted EBITDA Bridge

Ashland Specialty Ingredients

($ millions)
Preliminary

Q2 FY 2013 versus Q2 FY 2014



Q2 2013	Volume/Mix	Margin	SG&A Expenses	Currency Translation	Other	Q2 2014
156	(1)	(11)	(8)	2	(2)	136

- I&S pricing and higher costs offset favorable guar input costs
- SG&A increase primarily due to increased performance based compensation

ASHLAND 19

Ashland Performance Materials
Adjusted EBITDA Bridge

($ millions)
Preliminary

Q2 FY 2013 versus Q2 FY 2014



- Strong volumes and improved performance from Elastomers led to year-over-year EBITDA gain

- SG&A increase primarily due to increased performance based compensation

Ashland Consumer Markets (Valvoline)
Adjusted EBITDA Bridge

($ millions)
Preliminary

Q2 FY 2013 versus Q2 FY 2014



- Continued mix upgrade and better pricing through several channels, key tailwinds to quarter

- Foreign exchange presented modest headwind to EBITDA

ASHLAND.

Ashland Water Technologies
Adjusted EBITDA Bridge

($ millions)
Preliminary

Q2 FY 2013 versus Q2 FY 2014



| 39 | 3 | 3 | (1) | (1) | (1) | 42 |

Q2 2013   Volume/Mix   Margin   SG&A Expenses   Currency Translation   Other   Q2 2014

- Results reflect AWT business as historically reported and are provided for comparative purposes only



ASHLAND®

Appendix B: Volume Trends and Liquidity and Net Debt

Normalized Volume Trends[1]

Rolling Four Quarters



Period Ended

Legend: Specialty Ingredients · Water Technologies[2] · Performance Materials · Consumer Markets

[1] Excludes volumes associated with Casting Solutions and divested Pinova, Synlubes, and PVAc businesses for all periods. Includes volumes associated with ISP and Ara Quimica for all periods.
[2] Water Technologies included for comparative purposes only.

Liquidity and Net Debt

($ in millions)

Liquidity	At March 31, 2014
Cash	$ 491
Available revolver and A/R facility capacity	1,109
Liquidity	$ 1,600

Debt	Expiration	Interest Rate	Moody's	S&P	At March 31, 2014
4.750% senior notes, par $1,125 million	08/2022	4.75%	Ba1	BB	$ 1,120
3.875% senior notes, par $700 million	04/2018	3.875%	Ba1	BB	700
3.000% senior notes, par $600 million	03/2016	3.000%	Ba1	BB	600
6.875% senior notes, par $375 million	05/2043	6.875%	Ba1	BB	376
A/R facility drawn[1]	08/2015	L+75			325
6.5% debentures, par $282 million	06/2029	6.500%	Ba2	B+	133
Revolver drawn[2]	03/2018	L+175	Ba1	BB	35
Other debt		Various			61
Total debt			Ba1/ Stable	BB/ Stable	$ 3,350
Cash					491
Net debt (cash)					$ 2,859

[1] AR securitization facility with maximum borrowing capacity of $350 million; March 31 capacity of $350 million

[2] $1.2 billion facility, including ~$81 million for letters of credit

Scheduled Debt Repayments by Fiscal Year



FY '14	FY '15	FY '16	FY '17	FY '18	FY '19	FY '20	FY '21	FY '22	FY '23 and after
$33	$342	$600		$735	$5			$1,125	$663

ASHLAND



ASHLAND®

Appendix C:
Business Profiles

12 Months Ended March 31, 2014

Corporate Profile

Sales[1] - $6.1 Billion

By commercial unit



- Ashland Specialty Ingredients 42%
- Ashland Consumer Markets 33%
- Ashland Performance Materials 25%

By geography



- North America[2] 53%
- Europe 24%
- Asia Pacific 16%
- Latin America/Other - 7%

[1] For 12 months ended March 31, 2014.

[2] Ashland includes only U.S. and Canada in its North America designation.

Corporate Profile

Adjusted EBITDA[1] - $1.0 Billion



Ashland Performance Materials 14%

Ashland Consumer Markets 34%

Ashland Specialty Ingredients 52%

NYSE Ticker Symbol:	ASH
Total Employees:	~11,000
Outside North America	~30%
Number of Countries in Which Ashland Has Sales:	More than 100

[1] For 12 months ended March 31, 2014. See Appendix D for reconciliation to amounts reported under GAAP.

Ashland Specialty Ingredients

A global leader in water-soluble and film-forming polymers

Sales by Market


Performance 25%
Pharma & Nutrition 20%
Care Specialties 24%
Coatings 14%
Industrial 17%

Sales by Product


PVP 17%
Actives - 6%
Vinyl Ethers 5%
Guar - 5%
Biocides
Other 12%
Cellulosics 34%
Solvents/ Intermediates 17%

Sales by Geography


Asia Pacific 19%
Latin America/ Other - 10%
North America 31%
Europe 40%

For 12 Months Ended March 31, 2014

Sales: $2.6 billion

Adjusted EBITDA: $523 million[1]

Adjusted EBITDA Margin: 20.3%[1]

[1] See Appendix D for reconciliation to amounts reported under GAAP.

ASHLAND.

Ashland Performance Materials

Global leader in composite resins, specialty adhesives and elastomers

Sales by Market



- Transportation 25%
- Marine 11%
- Pkg. & Converting 16%
- Construction: Residential 14%
- Construction: Industrial 29%
- Construction: Infrastructure - 5%

Sales by Product



- Composites 59%
- Adhesives 22%
- Elastomers 19%

Sales by Geography



- North America 63%
- Europe 20%
- Asia Pacific - 12%
- Latin America/ Other 5%

For 12 Months Ended March 31, 2014

Sales: $1.5 billion

Adjusted EBITDA: $136 million[1]

Adjusted EBITDA Margin: 9.1%[1]

[1] See Appendix D for reconciliation to amounts reported under GAAP.

Ashland Consumer Markets (Valvoline):

A leading worldwide marketer of premium-branded automotive lubricants and chemicals

Sales by Market



DIFM: Valvoline Instant Oil Change 17%
Valvoline International 30%
DIFM: Installer Channel 23%
Do-It-Yourself 30%

Sales by Product



Lubricants 85%
Chemicals - 8%
Antifreeze 5%
Filters 2%

International Sales by Region[2]



Australia 23%
Latin America/ Other – 17%
Asia Pacific ex Australia 35%
Europe 25%

For 12 Months Ended March 31, 2014

Sales: $2.0 billion
EBITDA: $342 million[1]
EBITDA Margin: 17.0%[1]

1 See Appendix D for reconciliation to amounts reported under GAAP.
2 Includes nonconsolidated joint ventures.

ASHLAND.



Appendix D: Reclassifications and Regulation G Reconciliations

Ashland Inc. and Consolidated Subsidiaries
Reconciliation of Non-GAAP Data
for 12 Months Ended March 31, 2014

($ millions, except percentages)

Sales[1]	Q2 14	Q1 14	Q4 13	Q3 13	Total
Specialty Ingredients	662	599	596	716	2,573
Performance Materials	380	347	366	395	1,488
Consumer Markets	503	486	508	513	2,010
Total	1,545	1,432	1,470	1,624	6,071

Adjusted EBITDA[1]	Q2 14	Q1 14	Q4 13	Q3 13	Total	Adjusted EBITDA Margin
Specialty Ingredients	136	110	132	145	523	20.3%
Performance Materials	43	34	29	30	136	9.1%
Consumer Markets	90	83	83	86	342	17.0%
Unallocated	3	9	8	12	32	
Total	272	236	252	273	1,033	

[1] Quarterly totals may not sum to actual results due to quarterly rounding conventions. Calculation of adjusted EBITDA for each quarter has been reconciled within each quarterly earnings release filed with the SEC and posted on Ashland's website.

33

ASHLAND®

With good chemistry great things happen.™

Exhibit 99.3

Second Quarter Fiscal 2014 Earnings Prepared Comments

Ashland released results for the quarter ended March 31, 2014, at approximately 5 p.m. Eastern Time today. These results are preliminary until we file our Form 10-Q with the Securities and Exchange Commission. A copy of the news release, a slide presentation and these prepared remarks have been furnished to the SEC in a Form 8-K. These prepared remarks should be read in conjunction with the slides and earnings release.

We will hold a conference call and webcast tomorrow morning, May 1, 2014, at 9:00 a.m. EDT to discuss these results.

Slide 2: Forward Looking Statement, Regulation G: Adjusted Results

Our remarks include forward-looking statements, as that term is defined in securities laws. We believe any such statements are based on reasonable assumptions, but cannot assure that such expectations will be achieved. Please also note that we will be discussing adjusted results in this presentation. We believe this enhances understanding of our performance by more accurately reflecting our ongoing business.

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Slide 3: Highlights

We were encouraged by our overall performance in the second quarter. As compared to prior year, two of our three commercial units, Ashland Performance Materials and Ashland Consumer Markets (Valvoline™) posted growth in both sales and profitability. Sequentially, we saw better-than-expected results across all three commercial units. Within Ashland Specialty Ingredients, sales rose a healthy 11 percent thanks to growth in our core divisions, while EBITDA margin returned to the 20 percent level. Ashland Performance Materials reported strong volume gains in both adhesives and composites, as well as significantly improved performance within elastomers. Valvoline reported record second quarter operating income, with good growth in lubricant volumes and sales, as well as improved product mix.

During the quarter, Ashland announced the pending sale of Ashland Water Technologies (AWT) to a private equity firm, Clayton Dubilier & Rice, for $1.8 billion in cash. Beginning in Ashland's fiscal second quarter, AWT is treated as a discontinued operation, and its results have been excluded from Ashland's continuing operations for all periods.

Ashland reported a loss of $0.78 per share from continuing operations. When adjusted for key items, earnings per share from continuing operations was $1.53. This excludes $0.21 per share of earnings from discontinued operations.

Ashland's overall sales during the quarter were $1.5 billion, flat with the prior year. Sales within Ashland Specialty Ingredients (ASI) declined on a year-over-year basis due to lower selling prices in guar and intermediates and solvents (I&S). Sales in both Ashland Performance Materials (APM) and Valvoline increased 2 percent year-over-year. Adjusted EBITDA decreased $18 million year-over-year to $272 million while EBITDA margin declined 110 basis points to 17.6 percent. This decline is primarily attributed to: lower pricing; higher selling, general and administrative (SG&A) costs; and reduced pension income.

On a sequential basis, Ashland's overall sales increased 8 percent and volumes gained 9 percent. Adjusted EBITDA increased 15 percent from the December quarter. In total, these results exceed our prior expectations.

Ashland also made significant progress during the quarter on its previously announced global restructuring, which is intended to generate annualized cost savings of $150-$200 million. During the quarter, Ashland established a reserve of $87 million, primarily for severance-related costs. Additional details on the program are included in a later slide.

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™Trademark, Ashland or its subsidiaries, registered in various countries

Slide 4: Items Affecting Adjusted EPS

To aid in understanding Ashland's underlying second-quarter financial results as compared to consensus estimates, slide 4 provides a list of items affecting the adjusted EPS of $1.53. The first is a positive $0.33 per share in AWT earnings and stranded costs (both of which assume a 25 percent tax rate). These stranded costs include roughly $9 million of corporate and other indirect costs previously allocated to AWT, as well as $2 million of pension income previously recorded in corporate and unallocated that has now been moved to discontinued operations.

Next is an adjustment of $0.08 to reflect the lower tax rate on continuing operations of roughly 21 percent (compared to our prior estimate of approximately 25 percent). This lower rate is primarily due to a more favorable geographic income mix related to our global business footprint and should be viewed as Ashland's new structural effective tax rate on a go-forward basis.

The chart also includes two other adjustments related to tax items. The first is a $0.10 per share benefit from releasing tax reserves held for audit purposes. Although these were projected to occur during the 2014 fiscal year and were reflected in our prior full-year tax guidance of 25 percent, the exact timing of the release was uncertain. Additionally, adjusted EPS from continuing operations included a tax benefit of $0.03 per share related to the Marathon Ashland Petroleum (MAP) joint venture. We typically record expense or income related to MAP each quarter in the line item for gains or losses on acquisitions and divestitures.

Slide 5: Key Items Affecting Income

In total, five key items had a net unfavorable impact on EPS from continuing operations of $2.31 in the second quarter.

- The first key item is a $6 million after-tax, non-cash charge related to impairment of in-process research and development.
- The second key item is a $61 million after-tax charge related to cost restructuring efforts. These include approximately $43 million of after-tax charges related to the global restructuring now underway. The remainder is primarily related to plant rationalization projects which, when completed, should lead to better utilization rates and improved fixed-cost absorption.
- The third key item is a $29 million after-tax, non-cash charge related to the recently announced divestiture of the ASK joint venture to Rhone.
- The fourth key item is a $70 million after-tax, non-cash charge related to a pension adjustment required as a result of the global restructuring. Because a large number of pension plan participants were affected, accounting rules stipulated a re-measurement of the plan's assets and liabilities. This non-cash, book charge was primarily due to a decline of approximately 40 basis points in our discount rate since the last actuarial valuation.
- Lastly, we incurred a net $15 million charge primarily due to a deferred tax adjustment related to foreign corporate income tax rate changes.

In the year-ago quarter, five key items combined for a net unfavorable impact on earnings of $0.92 per share.

Slide 6: Adjusted Results Summary

As a reminder, AWT has been excluded from continuing operations for all periods. However, GAAP requires that certain costs previously allocated to AWT remain in continuing operating income, and these costs have been captured within SG&A expenses. To aid in the analysis and understanding of these costs during the current fiscal year, they will be recorded within "Unallocated and Other" in our segment reporting and will not be allocated to our ongoing commercial units. These and other costs will be removed as part of the global restructuring project.

On a year-over-year basis, each commercial unit posted volume gains. SG&A increased 7 percent versus prior year, primarily due to performance-based compensation. Based on Ashland's year-to-date financial performance, the company has been accruing incentive compensation at higher levels than a year ago. This effect will be reflected in each of the commercial unit financial summaries. Additional details on these effects are included in slide 15 (Cost Savings Plan).

Sequentially, we saw positive results in each commercial unit, leading to a 15 percent increase in EBITDA from the December quarter. We are encouraged by these results, particularly as we move into the seasonally stronger second half of the year.

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Slide 7: Ashland Specialty Ingredients – Adjusted Results Summary

Better than expected sequential improvement was the key theme for ASI in the second quarter. Improved discipline and better execution led to growth returning to the core product lines. ASI sales increased 11 percent from the December quarter, exceeding our prior expectations, with EBITDA margin rising to 20.5 percent, a 210 basis point improvement.

As compared to prior year, sales fell 3 percent, due to a $26 million decline in guar and intermediates and solvents sales.

The consumer-focused areas – including personal care, pharmaceutical and nutrition – grew volume 3 percent versus prior year. We saw particular strength in our Oral and Skin care lines driven by product innovation that drove increased demand for our products in Latin America and in Europe.

The industrial-focused areas, which include coatings, construction and energy, had flat volumes year-over-year. Capacity constraints in our cellulosics manufacturing base, primarily affecting coatings, limited additional volume gains. We are currently implementing debottlenecking options in our Nanjing, China facility to meet increased cellulosic demand. In addition, significantly lower guar volumes sold into energy offset volume gains elsewhere. In the prior year quarter, we were expeditiously working off the higher-cost guar inventories. Guar now represents a much smaller piece of the business, with revenues and margins at our expected run-rate. Additionally, guar derivatives – a higher margin, more stable and specialized product line – now account for a significantly higher portion of our overall guar sales and gross profit. This is the result of our strategic decision to reduce our exposure to the lower margin, more volatile powdered guar segment of the market. Guar is an important product line that is sold primarily into energy and hair care. We expect it to be a stable product line with good margins, but will play a smaller role in the overall portfolio going forward. It is worth noting, when excluding guar, the industrial-focused areas grew volumes 6 percent versus prior year.

Sales increased 11 percent from the December quarter, ahead of expectations. Higher than expected volumes in I&S were the primary driver. Versus prior year, ASI sales declined 3 percent, driven by declines in guar and I&S pricing. This, coupled with $10 million of additional costs – primarily inventory and weather related – more than offset lower guar input pricing and led to a 30 basis point decline in gross margins. As indicated in our first quarter earnings release, weather negatively affected our second-quarter results, but the effects were in line with our expectations at that time.

The year-over-year I&S headwind for the second quarter was $8 million. Butanediol (BDO) pricing was flat with the December quarter. However, we continue to anticipate further price pressure later in the year. We expect the full-year headwind to decline slightly to $45-$55 million. Beginning with the June quarter, I&S will be reported within APM. We'll continue providing updates on BDO pricing each quarter, and you'll find the related commentary within APM's financial performance results summary.

Looking ahead to the third quarter, we expect sales to decline by 1 percent sequentially in the reorganized ASI (including adhesives and excluding I&S). This sales decline is due to the removal of the higher sales from intermediates and solvents as that segment will be reported under APM. We expect the remaining areas of the business to increase sales 4 percent sequentially. We expect third quarter EBITDA margin of roughly 22 percent for ASI's reorganized business. For financial modeling purposes, we expect D&A for ASI to be around $60 million per quarter.

Slide 8: Ashland Performance Materials – Adjusted Results Summary

Performance Materials' EBITDA rose 30 percent from prior year, driven by volume growth, increased manufacturing efficiency, and improved performance from elastomers. At 11.3 percent, EBITDA margin was within the long-term target range of 10-12 percent given the current mix of assets. Beginning in the June quarter, adhesives will be reported within ASI and intermediates and solvents will be reported within APM. Management expects this new portfolio mix to yield EBITDA margins of 8-11 percent.

APM volumes increased 4 percent from prior year, led by a 9 percent increase in adhesives. Both composites and elastomers posted 3 percent volume increases. Overall APM sales improved 2 percent versus prior year as solid gains in both adhesives and composites were offset by lower selling prices in elastomers. Gross profit increased in each of the three areas. Lower manufacturing costs, largely due to plant rationalization, was a key driver to the improvement.

Within adhesives, growing customer adoption of our innovative product platforms, particularly within the transportation and packaging and converting end markets, was the primary driver for the strong performance.

Composites reported another strong quarter of growth, especially in China, where we continue to see increased demand for our products.

Elastomers showed considerable improvement over prior year as both volumes and margins increased. Butadiene prices have continued to move up modestly over the past several months, but remain below prior-year levels. We are restarting the process to sell the elastomers unit and expect to announce a sale of the business prior to the end of the calendar year.

Separately, we announced in early April an agreement to sell our ASK Chemicals joint venture to Rhone in a transaction valued at approximately €257 million. Divesting this business will allow us to focus on our core businesses and reflects another step toward our goal of being the world's best specialty chemicals company.

Looking to the third quarter, which will reflect the newly organized APM, we expect sales to increase 10 percent sequentially. This is primarily due to inserting the higher sales of intermediates and solvents. We also expect to see seasonal volume increases in composites and elastomers. We expect continued margin improvement in composites, offset by the addition of intermediates and solvents and removal of adhesives. EBITDA margin is expected to be around 9 percent. For financial modeling purposes, D&A should be approximately $20 million.

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Slide 9: Ashland Consumer Markets (Valvoline) – Adjusted Results Summary

Solid performances from Valvoline Instant Oil Change℠ (VIOC) and the international business led to a record second quarter for Valvoline operating income. VIOC company-owned stores recorded same store sales growth of 5 percent from prior year on strong oil change volumes and ticket improvement. Lubricant volumes from international markets increased 9 percent, offsetting declines in the Do-It-Yourself (DIY) and Installer channels. Overall mix improved from prior year with premium lubricant sales volume increasing more than 8 percent.

Lower input costs, coupled with improved mix, led to a 20 basis point increase in gross profit margin as compared to prior year. Late in the quarter, suppliers announced raw material cost increases. We are taking actions that should largely offset this effect.

The Valvoline business continues to deliver consistent and sustainable results. International year-over-year unit sales growth has been in the 4-9 percent range for each of the last four quarters due to strong channel development efforts. In the US, the investment in our VIOC customer service model is driving strong volume growth at the store level for both company and franchise locations. Additionally, consumer driven marketing programs are continuing to bolster the Valvoline brand and our premium product sales.

Looking ahead to the third quarter, we expect sales to increase by roughly 5 percent from the March quarter. Higher marketing investments should lead to a slightly lower EBITDA margin of approximately 17 percent in the June quarter.

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℠Service mark, Ashland or its subsidiaries, registered in various countries

Slide 10: Ashland Water Technologies Divestiture Update

As previously disclosed, we expect the sale of AWT will close by the end of the fiscal year. Key pacing items include receipt of various regulatory approvals and separation activities. Details of the Transition Services Agreement (TSA) are still being finalized, and both Ashland and the buyer are actively preparing the business to run on a stand-alone basis.

As previously disclosed, we estimate total annual stranded costs from the divestiture will be roughly $75 million. These costs will be eliminated as part of the global restructuring program. A portion of the AWT stranded costs are captured in our segment reporting under the Unallocated and Other category. These costs amounted to approximately $9 million in total for the March quarter. The remaining stranded costs are recorded in discontinued operations.

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Slide 11: Ashland Water Technologies - Adjusted Results Summary

Although AWT is not a part of our results from continuing operations, we've included this chart to update you on its recent performance.

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Slide 12: Accounting Effects of AWT Divestiture

To assist in understanding the accounting effects of the AWT divestiture the chart provides a bridge from the $24 million of pro forma operating income on slide 11 (Ashland Water Technologies, Adjusted Results Summary) to the reported $17 million of income contributed to discontinued operations by AWT.

Starting with that $24 million dollars, we first add $7 million of depreciation related to the assets being divested. This is because depreciation is stopped for discontinued-operations accounting.

Next, we subtract $17 million of pension related costs. This is related to the pension adjustment described on slide 5 (Key Items Affecting Income).

We then subtract $4 million of divestiture related costs.

Next, we add back the $9 million of costs previously allocated to AWT, which are now recorded within the Unallocated and Other caption of our continuing operations.

Lastly, we subtract $2 million in taxes. In total, this results in $17 million of income from discontinued operations recorded within Ashland's Income Statement.

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Slide 13: Fiscal Second Quarter 2014 – Corporate Items

Capital expenditures were $51 million in the quarter, in line with our expectations. Our full-year estimate has been reduced to $245 million, primarily reflecting the divestiture of AWT. The effective tax rate for the quarter was 15.4 percent, lower than we expected. This was driven by reserve releases for certain foreign tax audits. Excluding these, the effective tax rate would have been roughly 21 percent. We expect this to be the structural effective tax rate going forward.

Although we are ahead of our full-year target, working capital required a $38 million use of cash in the second quarter. Free cash flow for the quarter was $124 million, bringing our year-to-date total to $98 million. Including certain cash costs related to the AWT divestiture and cash from AWT operations for the full year, our full year free cash flow estimate is revised to $450-$475 million. This estimate would be adjusted if the AWT sale closes prior to the end of the fiscal year. With AWT moved to discontinued operations, our full year estimate of free cash flow from continuing operations is $275-$300 million, which excludes $40-$50 million of cash costs for restructuring but includes $75 million of stranded costs that are expected to be removed as part of the restructuring program.

Slide 14: Global Restructuring Program Update

Significant progress was made on our global restructuring program in the second quarter. As a reminder, this restructuring is expected to generate improved business performance and annualized cost savings of $150-$200 million.

To date, we have identified approximately $200 million of cost reductions and will continue to evaluate our cost structure to identify additional savings. We expect to achieve over 50 percent of the savings on a run-rate basis by the end of fiscal 2014 and substantially all by fiscal Q2 of 2015. Total estimated book and cash costs to complete the program are $140-$160 million and $120-$140 million, respectively.

We have identified approximately 800 positions that will be eliminated by the end of calendar 2014 through either a voluntary severance program or job elimination. We also have integrated most of the company's previously centralized supply chain organization into the commercial units. In addition, we moved adhesives into Specialty Ingredients, and we moved intermediates and solvents into Performance Materials. This realignment will be reflected in our financial results beginning in the June quarter.

In addition, Ashland is continuing to develop plans for substantially reducing certain external support services and for moving a significant number of jobs to existing, lower-cost regional centers of excellence.

Slide 15: Cost Savings Plan

We expect ASI to account for approximately $75 million of the identified $200 million in savings. We expect APM to reduce costs by approximately $20 million and Valvoline roughly $30 million. As mentioned earlier, about half of the $75 million of stranded costs is in the Unallocated and Other line, and the remainder is in discontinued operations. Of the total $75 million, we expect approximately half to be initially offset by TSA income.

To assist in understanding the net effect of the cost savings and to establish a baseline against which we will hold ourselves accountable, we thought it would be useful to provide a metric to help calculate and monitor total expected savings. The chart shows a bridge from actual 2013 SG&A to our targeted SG&A as a percent of sales once the program is complete.

Beginning with $1.47 billion in SG&A for fiscal 2013, we first normalize for the AWT divestiture by removing AWT SG&A and sales and adding the $75 million of stranded costs. Thus, Ashland excluding AWT would have had SG&A expenses of roughly 17 percent of sales. Next we add $60 million to reset performance based compensation, merit and inflation. That takes the new baseline SG&A as a percent of sales to 18 percent. Lastly, we subtract our identified $200 million of savings to arrive at our targeted SG&A level of approximately 15 percent. We expect to reach this target by the second half of fiscal 2015.

Slide 16: Margin Profile Expectations

The chart shows the expected benefit to each commercial unit's margin profile from the global restructuring. As a reminder, the program is not simply an exercise in cost cutting. Its primary focus is to improve our operating model – how we go to market and serve our customers – and increase our competitiveness. As a result, we have identified approximately $200 million of savings throughout the organization.

The largest benefit should be seen in ASI where we expect margins to increase from 20.3 percent over the trailing 12 months to 25-27 percent by the end of fiscal 2015. This margin improvement will be driven by a combination of cost savings from the restructuring, better business performance, and market growth. Within Performance Materials we expect cost savings to expand margins by roughly 100 basis points. We also expect continued improvement in composites, somewhat offset by headwinds in intermediates and solvents. Valvoline expects its margins to grow from 17 percent over the last 12 months to 18-19 percent in fiscal 2015. This margin expansion reflects cost savings and continued growth in targeted international markets, mix improvements and increases in VIOC same-store sales and store count.

In total, we expect EBITDA margin for Ashland to be approximately 20 percent by the end of fiscal 2015.

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